SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940; and in connection with such notification of registration submits the following information:

Name:  Eaton Vance Diversified Emerging Markets Local Income Fund, Inc.

Address of Principal Business Office:

Two International Place
Boston, MA 02110
Telephone Number:  (617) 482-8260

Name and address of agent for service of process:

Maureen A. Gemma
Two International Place
Boston, MA 02110

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:   YES [X]   NO [ ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Boston and Commonwealth of Massachusetts on the 6th day of December, 2010.

Eaton Vance Diversified Emerging Markets Local Income Fund, Inc.

By:	/s/ Payson F. Swaffield
Payson F. Swaffield
President and Chief Executive Officer

Attest:	/s/ A. John Murphy
A. John Murphy
Assistant Secretary